March 19, 2007

Scott D. Gallagher
Chairman and CEO
SalesRepCentral.com, Inc.

Re: Board Resignation

Dear Mr. Gallagher,

Please accept my resignation as CEO and Chairman of the Board of Directors of SalesRepCentral.com, Inc. effective March 19, 2007.

Thank you for the opportunity to serve on the Board and I wish you and the Company much success in the future.

Very truly yours,

/s/ Ralph Massetti

Ralph Massetti
Former CEO and Chairman